# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GlobalTech Corp, CIK 0001938338
CUSIP: 37892L106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3550 Barron Way, Suite 13A, Reno, Nevada (NV), 89511
Date of event which requires filing of this statement: 04/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001999371-26-008040
Filed by CIK 0002123616

## Reporting persons
- CRICKSLAB LLC-FZ: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 3,500,000; shared voting power 0; sole dispositive power 3,500,000; shared dispositive power 0; aggregate amount beneficially owned 3,500,000 (2.3% of the class)
  Comment: The calculation of this percentage is based on 151,071,091 shares of common stock of the Issuer issued and outstanding as of March 23, 2026, as reported in the Issuer's Annual Report on Form 10-K, which was filed with the U.S. Securities and Exchange Commission on March 31, 2026.
- Akash Ahmed: type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); sole voting power 3,500,000; shared voting power 0; sole dispositive power 3,500,000; shared dispositive power 0; aggregate amount beneficially owned 3,500,000 (2.3% of the class)
  Comment: Akash Ahmed, is a member of the Board of Directors of CricksLab L.L.C-FZ and a manager of CricksLab L.L.C-FZ and, accordingly, holds voting and investment discretion with respect to the shares of common stock held of record by CricksLab L.L.C-FZ. Akash Ahmed disclaims any beneficial ownership of the securities held by CricksLab L.L.C-FZ other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  The calculation of this percentage is based on 151,071,091 shares of common stock of the Issuer issued and outstanding as of March 23, 2026, as reported in the Issuer's Annual Report on Form 10-K, which was filed with the U.S. Securities and Exchange Commission on March 31, 2026.
- Iqbal Zishan: type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); sole voting power 3,500,000; shared voting power 0; sole dispositive power 3,500,000; shared dispositive power 0; aggregate amount beneficially owned 3,500,000 (2.3% of the class)
  Comment: Iqbal Zishan, is a member of the Board of Directors of CricksLab L.L.C-FZ and, accordingly, holds voting and investment discretion with respect to the shares of common stock held of record by CricksLab L.L.C-FZ. Iqbal Zishan disclaims any beneficial ownership of the securities held by CricksLab L.L.C-FZ other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  The calculation of this percentage is based on 151,071,091 shares of common stock of the Issuer issued and outstanding as of March 23, 2026, as reported in the Issuer's Annual Report on Form 10-K, which was filed with the U.S. Securities and Exchange Commission on March 31, 2026.

## Item 1. Issuer
Name of issuer: GlobalTech Corp
Address of issuer's principal executive offices: 3550 Barron Way, Suite 13A, Reno, Nevada 89511

## Item 2. Person Filing
Name of person filing:
CricksLab L.L.C-FZ

Akash Ahmed

Iqbal Zishan

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of common stock reported herein.
Address of principal business office or, if none, residence:
Meydan Grandstand, 6th Floor, Meydan Road
Nad Al Sheba, Dubai, United Arab Emirates
Citizenship:
CricksLab L.L.C-FZ - United Arab Emirates

Akash Ahmed - Pakistan

Iqbal Zishan - Pakistan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover pages for each Reporting Person.

Akash Ahmed and Iqbal Zishan, are each a member of the Board of Directors of CricksLab L.L.C-FZ, and Akash Ahmed is a manager of CricksLab L.L.C-FZ. Accordingly, each of Akash Ahmed and Iqbal Zishan holds voting and investment discretion with respect to the shares of common stock held of record by CricksLab L.L.C-FZ. Akash Ahmed and Iqbal Zishan have held such positions since the initial acquisition of the shares of common stock by CricksLab L.L.C-FZ on April 7, 2025 and have held such voting and investment discretion since that date. Each of Akash Ahmed and Iqbal Zishan disclaims any beneficial ownership of the securities held by CricksLab L.L.C-FZ other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- CRICKSLAB LLC-FZ: /s/ Akash Ahmed, Akash Ahmed / Managing Director (04/29/2026)
- Akash Ahmed: /s/ Akash Ahmed, Akash Ahmed / Managing Director (04/29/2026)
- Iqbal Zishan: /s/ Iqbal Zishan, Iqbal Zishan / Managing Director (04/29/2026)
Comment: Comments accompanying signature: This Amendment No. 2 is being filed to add Akash Ahmed and Iqbal Zishan as Reporting Persons hereunder based on their positions as the sole directors of CricksLab L.L.C-FZ and the voting and investment discretion held by such individuals with respect to the shares of common stock held of record by CricksLab L.L.C-FZ stemming from such positions.